


05010251



August 1, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
<u>UNITED STATES OF AMERICA</u>



Attention:    International Corporate Finance Office

Re:   Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 074/2005**

> Subject:    Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS06NA)
>
> Date:       August 1, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



August 1, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:    International Corporate Finance Office

Re:  Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 074/2005**

      Subject:    Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS06NA)
      Date:      August 1, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.

| RECEIPT COPY | |
| --- | --- |
| *Received by:* | |
| *Date:* | |

Enclosure

# Summary Translation Letter
## To the Stock Exchange of Thailand
## August 1, 2005

---

AIS-CP 074/2005

August 1, 2005

Re:    Notification of the Book Closing for Interest Payment of Debentures of the Company
        (AIS06NA)

To:     The President
        The Stock Exchange of Thailand

Refer to:   The Letter No. IVS. 05/1576 of Thai Military Bank on July 29, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS06NA), the details are shown in the referenced letter.

**Referenced Letter**

IVS.05/1576

July 29, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS06NA

Dear Sir,

We, THAI MILITARY BANK Pcl. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001, DUE 2006 would like to announce that the registered book of AIS06NA will be closed from 12.00 on August 15, 2005 for the right to receive the interest. AIS06NA will be paid the interest on August 29, 2005 with interest rate 5.85 % from the period of  May 28, 2005 to August 27, 2005 for 92 days.





August 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:   International Corporate Finance Office

Re:  Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦  **Stock Exchange of Thailand Filing, AIS-CP 077/2005**

Subject:     Report on the results of the exercise of warrants (ESOP Grant I, II, III) in July 2005.
Date:        August 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.


Enclosure



August 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:  International Corporate Finance Office

Re:  Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦  **Stock Exchange of Thailand Filing, AIS-CP 077/2005**

   Subject:  Report on the results of the exercise of warrants (ESOP Grant I, II, III) in July 2005.
   Date:  August 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.

| RECEIPT COPY | |
| --- | --- |
| *Received by:* | |
| *Date:* | |

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**August 2, 2005**

AIS-CP 077/2005

August 2, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in July 2005.

To:     The President
        The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

| Details of ESOP | Grant I | Grant II | Grant III |
|---|---|---|---|
| The number of  warrants (units) | 14,000,000 | 8,467,200 | 8,999,500 |
| Issuing Date | March 27, 2002 | May 30, 2003 | May 31, 2004 |
| Exercise Price (Baht/Share) | 46.780 | 42.302 | 90.637 |
| Exercise Ratio (warrant : common share) | 1 : 1.02549 | | 1 : 1.01272 |
| Maturity of Warrants | 5 years from the issuing date | | |

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III) in July 2005, as follows:

| Outstanding of ESOP | Grant I | Grant II | Grant III |
|---|---|---|---|
| No. of exercised warrants in this month (units) | 362,400 | 224,000 | 20,500 |
| No. of remaining unexercised warrants (units) | 3,698,300 | 5,267,300 | 8,951,000 |
| No. of shares derived from this exercise (shares) | 371,632 | 229,706 | 20,760 |
| No. of remaining shares reserved for warrants (shares) | 3,892,789 | 5,509,744 | 9,100,385 |